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                                                                   EXHIBIT 4(cc)

                                                                     TRANSLATION

[At the upper left margin a seal bearing the Mexican coat of arms and reading as follows: United Mexican States; Francisco Castellanos Guzman; Public Broker No. 20 in and for the Federal District]

In Mexico City, Federal District, on this 21st day of October, 2005, Banco Mercantil del Norte, S.A., Institucion de Banca Multiple, Grupo Financiero Banorte (the "Bank"), represented herein by Messrs. Antonio Fernandez Montero and Juan Luis Flores Flores, acting in their capacity as attorneys-in-fact, and Maxcom Telecomunicaciones, S.A. de C.V. (the "Borrower"), represented herein by Mr. Jorge Antonio Lopez Aguado Jimeno, appeared before me, Francisco Castellanos Guzman, Esq., Public Broker No. 20 in and for the Federal District, duly authorized by the Ministry of Economy, in order to formalize a Credit Line Agreement, in accordance with the following representations and clauses:

                                 REPRESENTATIONS

1. Borrower represents that it has requested a Credit Line to Bank, up to the amount referred to in Clause 1 hereof, in order to: (i) repay financial liabilities; and (ii) fund capital investments (CAPEX).

2. Borrower represents that it shall enter into an irrevocable trust agreement, as settlor, after the execution of this Agreement, so as such trust may become an alternative source of payment for this credit (the "Trust").

                                     CLAUSES

1. CREDIT.

Bank hereby opens to Borrower a Credit Line up to two hundred and forty million 00/100 pesos ($240'000,000.00), excluding interest, fees and other expenses to be paid by Borrower under this Agreement.

2. DISBURSEMENTS.

Borrower shall disburse the credit hereby granted to it in one or more disbursements, by executing and delivering promissory notes in favor of Bank, provided that such disbursements shall be made by Borrower within a 9-month period from the execution date hereof as follows:

a) The first disbursement shall be made in the amount in pesos equivalent to the amount denominated in Dollars that Borrower owes to Banco Santander, as established in the notice to be given by such commercial bank to, and accepted by, Bank, which amount shall not exceed the amount of two million 00/100 US dollars (US$ 2'000,000.00) or its equivalent amount in pesos at the time in which the disbursement is made.

b) The second disbursement shall be subject to reception by Bank of a stand-by letter of credit in the amount of seven million 00/100 US dollars (US$

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7'000,000.00) to be issued by Bank of America in favor of Bank, provided that it shall not exceed an amount in pesos equivalent to seven million 00/100 US dollars (US$ 7'000,000.00), less the disbursement referred to in paragraph a) above.

c) The third disbursement shall be subject to creation by Borrower of the Trust referred to in Representation 2 above, designating Bank as trust beneficiary in the first place, and transferring the "Withholding Rights" (as defined in the trust) to the trust assets thereof, in respect of the fund concentration agreements and the collection accounts received by such agreements through Banamex and BBVA Bancomer branches, to be utilized as an alternative source of payment. Such rights shall be allocated, in a manner satisfactory to Bank, to repay the outstanding balance of principal and interest thereon owed by Borrower to Banco Santander on the date of the disbursement referred to in this paragraph, as a consequence of the agreement dated November 5, 2004 by and between Banco Santander and Borrower.

d) The fourth and subsequent disbursements shall be subject to the transfer to the trust assets of the Trust of the "withholding rights" in respect of the fund concentration agreements and the collection accounts that such agreements receive through HSBC branches.

The respective promissory notes contain a reference to the agreement from which they arise, do not constitute an amendment to this agreement and set forth the payment periods for the Credit and the disbursement thereof, provided that the same may be discounted by Bank, even before the stated maturity thereof, for which purpose Bank is hereby authorized by Borrower.

3. PURPOSE OF THE CREDIT.

Borrower agrees to invest the credit precisely for the purposes referred to in Representation 1 of this Agreement.

4. TERM.

The term of this Agreement is four (4) years, starting on October 21, 2005 and ending on October 20, 2009.

5. REPAYMENT.

The Credit shall be repaid by Borrower at the domicile of Bank on the maturity dates and in the amounts set forth in each of the promissory notes issued by Borrower in favor of Bank to document any total or partial disbursement of the Credit and the payment obligation derived from the same, provided that the maturity date established in each promissory note shall not be longer than the term of this Agreement.

6. INTEREST.

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Borrower agrees to pay to Bank interest on the outstanding balance of disbursed principal, which interest shall accrue on a monthly basis at a rate equal to the sum of three hundred (300) basis points and 28-Day Inter-bank Interest Rate of Equilibrium ("TIIE"), or any other TIIE replacing such 28-Day TIIE, as determined by the Central Bank of Mexico (Banco de Mexico) and published in the Official Gazette of the Federation.

The parties agree that the certification made by the Public Accountant of Bank shall be binding and final, unless otherwise evidenced, as to the corresponding amounts related to the determination of TIIE utilized as reference in obtaining the agreed rate; or the corresponding amounts related to the yields of CETES or the calculation of CPP referred to in Clause 8 below if TIIE is no longer available.

Interest shall be calculated on the basis of a 360-day year and accrue on the outstanding balance

Interest shall be paid in monthly arrears at the domicile of Bank on the twenty second (22nd) day of each month, calculated from each disbursement date.

The parties expressly agree that, if for any reason, Bank fails to apply the interest rate established in this clause Bank shall be entitled to make the necessary adjustments or amendments, which shall become retroactively effective as of such months in which the corresponding amendment did not take place.

If Borrower becomes obliged to pay the Value Added Tax, in accordance with the Value Added Tax Act, on any interest accrued under this clause, Borrower shall pay such tax to Bank together with the aforementioned interest.

7. MORATORIUM INTEREST.

Moratorium interest shall accrue on any amount due under this Agreement that is not timely paid, from the due date thereof until the date on which the same is paid in full, at an annual interest rate equal to the rate resulting from multiplying the interest rate to be applied in accordance with Clause 6 above on the date on which payment is made by two (2).

Borrower shall pay such moratorium interest to Bank at the domicile of Bank.

If Borrower becomes obliged to pay the Value Added Tax, in accordance with the Value Added Tax Act, on any moratorium interest accrued under this clause, Borrower shall pay such tax to Bank together with the aforementioned moratorium interest.

8. REPLACEMENT REFERENCE RATE.

The parties agree that if the Central Bank of Mexico (Banco de Mexico) suspends or cancels the release of the aforementioned TIIE, the annual interest

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rate to be applied thereafter shall be any of the following interest rates, in the order established herein below:

One: An annual rate equal to the sum of three hundred (300) basis points and the CPP for liabilities denominated in Pesos that the Central Bank of Mexico (Banco de Mexico) deems representative for the Commercial Banks and publishes on a monthly basis in the Official Gazette of the Federation, in accordance with Ruling 2019/95, as amended, taking into account the CPP effective on the date on which each of the periods in which interest is to be paid starts.

If CPP is not published in any of the months referred to in the preceding paragraph, CPP published for the month preceding the month in which CPP is no longer published shall be taken into account.

If CPP is no longer published, the following interest rate shall apply:

Two: An annual rate equal to the sum of three hundred basis points (300) and the arithmetical average of 28-Day CETES, or any other CETES replacing such 28-Day CETES, in primary placement, regularly published in the newspapers with the widest circulation in the country during the last four weeks preceding the date on which each of the periods within which interest is to be paid starts.

If 28-Day CETES are not published in any of the weeks referred to in the preceding paragraph, CETES published for the week preceding or succeeding the week in which CETES are no longer published shall be taken into account, whichever is higher, at Bank's discretion.

The provisions of this clause shall further apply to the moratorium interest rate, provided that, in such case, the moratorium interest rate shall be equal to the rate resulting from multiplying (i) the sum of the basis points that Bank and Borrower agree at the time in which each disbursement is made and the replacement rate obtained on the date on which the payment is made, by (ii) two
(2).

9. PREPAYMENTS.

Borrower may prepay the credit, in whole or in part, and interest thereon, as follows: (i) an amount equal to two percent (2%) of the prepaid amount, during the first year of the term of this Agreement; (ii) an amount equal to one percent (1%) of the prepaid amount, during the second year of the term of this Agreement. Such amount shall be paid simultaneously with the prepaid amount, provided that no fee shall apply solely and exclusively in the case that the aforementioned prepayment results from a financing granted by a source in which Bank or any other entity of Grupo Financiero Banorte participates; and (iii) no fee shall accrue during the two (2) last years of the term of this Agreement in respect of prepayments made by Borrower. Any partial prepayment of the disbursed credit shall be allocated in the following order of priority: interest accrued on the corresponding disbursements of the credit; and principal; provided that if any amounts remain outstanding, other than principal,

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the prepayment shall be allocated in the following order of priority: expenses, fees, moratorium interest, interest and principal, in accordance with Article 364 of the Commercial Code.

If Borrower becomes obliged to pay the Value Added Tax, in accordance with the Value Added Tax Act, on any of the aforementioned amounts, Borrower shall pay such tax to Bank together with the aforementioned amounts.

10. FEES.

Borrower shall pay to Bank the following amounts, at the domicile of Bank:

a) A credit structuring fee equal to zero point fifty percent (0.50%) of the total amount of the credit, which shall be paid on the date on which the first disbursement of the credit is made.

b) A disbursement fee equal to zero point fifty percent (0.50%) of each disbursed amount, which shall be paid on the date on which each disbursement is made.

If Borrower becomes obliged to pay the Value Added Tax, in accordance with the Value Added Tax Act, on any of the aforementioned fees, Borrower shall pay such tax to Bank together with the aforementioned fees.

11. BUSINESS DAY ADJUSTMENT.

If the maturity date for any amount of principal, interest or any other amount owed under this Agreement or the notes is not a banking business day, the corresponding payment shall be made on the banking business day that immediately precedes such original maturity date at the domicile of Bank.

12. CHECKING ACCOUNT.

Without prejudice to any other clauses of this Agreement relating to the obligation of Borrower to make payments at the domicile of Bank, Borrower hereby authorizes Bank to debit any amounts of principal, interest and other accessories, as well as any charge or legal or contractual consideration due under this Agreement and in accordance with applicable laws from the Checking Account No. 0192-174556 at Banco Mercantil del Norte, S.A., Institucion de Banca Multiple, Grupo Financiero Banorte, Santa Fe Branch, provided that enough funds exist for such purpose. Bank shall be entitled but not obliged to debit such amounts, and therefore, Borrower is not released from its payment obligations in favor of Bank.

13. INSPECTORS.

Bank shall be at all times entitled to designate one or more inspectors to verify the exact performance of the obligations of Borrower under this Agreement. Any compensation for the inspectors and expenses arising from their activities shall be borne by Borrower, by reimbursing to Bank any such amounts on the

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date on which Bank requests the same. Borrower further agrees to assist inspectors, as necessary, to enable them to perform their duties and obligations. Any discrepancy arising between inspectors and Borrower shall be finally settled by Bank.

14. ALTERNATIVE SOURCE OF PAYMENT.

Borrower and HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, Trust Division, as trustee, shall enter into an Irrevocable Trust Agreement, within a 30-day period from the execution date of this Agreement. This Trust is to be utilized as an alternative source of payment with respect to this credit, provided that Bank shall become a Trust Beneficiary in the First Place under the same. Any cash flows forming part of the trust assets of the Trust shall be utilized as an alternative source of payment for this credit, subject to the terms and conditions established therein, and therefore, any payment made by the Trust to Bank, in its capacity as Trust Beneficiary in the First Place, shall be allocated for repaying the credit up to the total corresponding amount of principal and interest.

If Trustee makes no payment to Bank, in its capacity as Trust Beneficiary in the First Place, or the payments made by Trustee are not enough to repay the outstanding balance of the credit, Borrower shall continue obliged to pay the outstanding balance of the credit, plus interest accrued thereon, and court expenses and fees, if any.

If the payments made by Trustee to Bank, in its capacity as Trust Beneficiary in the First Place, are not enough to repay the corresponding due amounts, such amount shall be allocated in the following order of priority: moratorium interest, if any, interest, and principal.

Consequently, Borrower may not transfer, sell or assign in any manner whatsoever the assets and rights that form part of the trust assets of the Trust, without the prior written consent of Bank.

15. GUARANTEE.

In order to guarantee the payment of principal, interest, moratorium interest and any other amounts to be paid by Borrower under this Agreement, in accordance with applicable laws or under any judicial order or decree rendered in favor of Bank in connection with this Agreement, as provided for in Clause 2, paragraph
b), above, Bank shall hold a stand-by letter issued by Bank of America in order to guarantee no less than one third (1/3) of the outstanding balance of the credit. Such letter of credit may be released through the submission by Borrower of its Audited Financial Statements for the fiscal year ended as at December 31, 2006, showing that the company has met the following financial ratios and complied with the following covenants:

One: Borrower shall perform all the affirmative and negative covenants, and incur in no event of default under this Agreement, being up to date in respect of the payment of credit and financial liabilities on the date on which its Audited

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Financial Statements for the fiscal year ended as at December 31, 2006 are submitted.

Two: Borrower shall submit evidence confirming that on the date on which its Audited Financial Statements for the fiscal year ended as at December 31, 2006 are submitted no default exists in the payment of any due amounts and the performance of its obligations derived from its financial indebtedness, including any bonds, banking debt, stock exchange issues, and in general any liabilities of Borrower.

Three: Borrower shall not pay dividends during the term of this credit.

Four: Borrower shall maintain the following financial ratios, as provided for in its Audited Financial Statements for the fiscal year ended as at December 31, 2006:

(i) A ratio of on-balance and off-balance Liabilities (financial debt of Borrower less its cash and banks balances) against UAFIRDA (operating profit plus depreciations and amortizations during the fiscal year) of not more than three point zero (3.0) times.

(ii) A ratio of total liabilities against shareholders equity of not more than one point two (1.2) times.

(iii) A ratio of CAPEX (investment in fixed assets, excluding those derived from contributions made by the Borrower's shareholders) against UAFIRDA (operating profit plus depreciations and amortizations during the fiscal year) of not more than one point zero (1.0) times.

(iv) A ratio of UAFIRDA (operating profit plus depreciations and amortizations during the fiscal year) against short-term liabilities of not less than zero point five (0.5) times.

Five: Regarding the maturity of the senior notes becoming due in 2007, Borrower shall submit evidence confirming that the same have been refinanced and, as applicable, paid, provided that such refinancing may be conducted through a stock exchange issue or a banking credit with a minimum term of one (1) year.

Six: Borrower shall provide Bank with a quarterly report on any fixed-asset investment made by it.

Seven: Borrower shall submit evidence confirming that the annual collection received through the collection channels that continue forming part of the trust assets of the Trust by the closing of the fiscal year has maintained a growth of not less than five percent (5%), on a nominal basis, compared to the preceding year.

16. AFFIRMATIVE COVENANTS OF BORROWER.

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Unless otherwise authorized in writing by the legal representatives of Bank,
Borrower shall:

a) Provide Bank with information and documentation relating to the operation of the company, whenever Bank requests so, but in any case within a 15-calendar-day period from the date on which such request is made. If Borrower is a publicly traded company, or issues securities to be publicly traded, in Mexico or abroad, the requested information and the period within which the same is to be provided shall comply with applicable laws governing issuers, provided that, in any case the information shall be provided within a 10-calendar-day period from the date on which the obligation to provide the same is established in accordance with applicable laws.

b) Provide Bank with annual financial statements audited for financial (not tax) purposes by an authorized Public Accountant, if obliged to do so, within a 180-calendar-day period from the closing of the fiscal year. If Borrower is a publicly traded company, or issues securities to be publicly traded, in Mexico or abroad, the financial statements and the period within which the same are to be provided shall comply with applicable laws governing issuers, provided that, in any case the information shall be provided within a 10-calendar-day period from the date on which the obligation to provide the same is established in accordance with applicable laws.

c) Provide Bank with internal financial statements and the respective analytical notes thereto, including a breakdown of the liabilities (mentioning guarantees and bonds granted and any other contingent liability) duly signed by Borrower, or, as applicable, its legal representative duly vested with powers to administer property, within a 45-calendar-day period from the closing of each quarter. If Borrower is a publicly traded company, or issues securities to be publicly traded, in Mexico or abroad, the financial statements and the period within which the same are to be provided shall comply with applicable laws governing issuers, provided that, in any case the information shall be provided within a 10-calendar-day period from the date on which the obligation to provide the same is established in accordance with applicable laws.

d) Maintain valid and effective any rights and franchises necessary to operate the company; and keep accounting records in accordance with Mexican GAAP.

e) Obtain any licenses, authorizations or permits required by Borrower in order to perform its obligations derived from this Agreement and comply with applicable laws and regulations whose violation or breach may have a material adverse effect on the capability of Borrower to perform its obligations derived from this Agreement. Borrower shall timely pay any taxes imposed or levied on it and any quotas of the Mexican Social Security Institute, the Retirement Savings System and the Workers Housing Savings Fund, excluding any tax contributions and/or quotas contested by Borrower in good faith through applicable procedures.

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f) Provide Bank with any public instrument containing amendments to its by-laws, within a 15-calendar-day period from the date on which the same is formalized.

g) Obtain and maintain insurance for its insurable assets during the term of the credit, provided that Borrower shall evidence the same by submitting copies of the corresponding insurance policies and payment receipts for the respective insurance premiums. Borrower hereby authorizes Bank to verify with the corresponding Insurance Company the existence of the insurance, the insured assets, the sums insured and the paid premiums.

h) Borrower shall maintain, during the term of this Agreement, the following financial ratios, which shall be verified in the audited financial statements for each year:

i) Total liabilities against shareholders equity of not more than one point two (1.2) times in 2005; one point two (1.2) times in 2006; one point two (1.2) times in 2007; one point zero (1.0) times in 2008; and one point zero (1.0) times in 2009.

ii) On-balance and off-balance Liabilities against UAFIRDA of not more than three point nine (3.9) times in 2005; three point zero (3.0) times in 2006; two pint five (2.5) times in 2007; two point zero (2.0) in 2008; and two point zero (2.0) times in 2009.

17. NEGATIVE COVENANTS OF BORROWER.

Unless otherwise authorized in writing by the legal representatives of Bank, Borrower shall not:

a) Modify any conditions agreed to with financial creditors of Borrower existing as of the execution date of this Agreement in respect of the granting of guarantees, the granting of additional guarantees and the financial conditions, in any manner that may increase the obligations of Borrower.

18. EVENTS OF DEFAULT.

Bank shall be entitled to accelerate payment of the credit and interest thereon, without requiring any prior action or procedure, upon failure of Borrower to perform any of its obligations derived from this Agreement, or occurrence of any other event established in applicable laws, of should any of the following events occur without the prior written consent of the legal representatives of
Bank:

a) If any representation made by Borrower under this Agreement or at any time thereafter turns to be false or misleading, which representation shall have materially induced Bank, at Banks discretion, to grant the credit, or if Borrower shall have failed to provide any data or information to Bank that, if provided, would have resulted in the denial of the credit.

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b) If Borrower fails to make, in whole or in part, any of the payments to be made by it under this Agreement, whether in respect of principal, interest, fees, expenses or other accessories.

c) If Borrower is adjudged bankrupt or insolvent.

d) If the current controlling shareholders of Borrower no longer hold title to the shares issued by Borrower, or if the current shareholding percentages are reduced, and as a result of such reduction such shareholders lose control of Borrower (excluding testamentary or non-testamentary transfers upon decease of the respective shareholders).

e) If Borrower is transformed, merged, spun-off, dissolved or liquidated.

f) If Borrower carries out any sale or transfer, or creates an interest, in any amount in excess of either five million 00/100 dollars (US$ 5'000,000) per occurrence or an amount equal to ten percent (10%) of its assets, on an annual aggregate basis; or if Borrower creates any lien or encumbrance on, or leases or grants in commodatum, assets representing ten percent (10%) of its total assets; or if the fixed assets utilized for operating the company of Borrower are seized, or subject to any lien or encumbrance created, by third parties endangering the operation of the company or the performance of its obligations derived from this Agreement.

g) If Borrower fails to comply with any of the affirmative or negative covenants derived from this Agreement.

h) If Borrower fails to perform any of its obligations derived from any other credit or loan granted by Bank or any other Commercial Bank, or in general, any other term obligation of Borrower in favor of Bank or other Financial Institution is accelerated.

i) If Borrower utilizes the credit for any purpose other than the purposes established herein.

j) If Borrower fails to follow any instructions, or in any other manner hampers the activities of, or fails to pay the fees of, the inspectors that Bank is entitled to designated under this Agreement.

k) If Borrower changes or suspends its corporate activities.

l) If Borrower reduces its capital stock, as shown in its Financial Statements for the fiscal year ended as at December 31, 2004.

m) If Borrower reduces its capital stock below the amount of one thousand million 00/100 pesos ($1,000'000,000.00).

n) If Borrower assumes financial liabilities with the same alternative source of payment established in this Agreement.

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o) If Borrower grants loans or credits to third parties, excluding its subsidiaries or affiliates and its employees as fringe benefits. For the purposes of this Agreement, the term: i) "subsidiary" shall mean any company in respect of which Borrower owns the majority of the paid-up and subscribed voting shares representing the capital stock, and (ii) "affiliate" shall mean any company in respect of which the controlling shareholder that owns the majority of the voting shares representing the capital stock of Borrower further owns the majority of the voting shares representing the capital stock.

p) If Borrower grants any guarantees, bonds or other guarantee or security in respect of its industrial unit, machinery, equipment or otherwise assets in order to guarantee or secure third-party obligations, excluding its subsidiaries and affiliates.

19. RESERVE AMOUNT.

Borrower shall at all times maintain in the Trust a reserve amount equal to the monthly amount required for debt service purposes. Such reserve amount may be increased subject to the following Special Conditions. Such reserve amount may be increased in case the quarterly collection proceeds received through the channels that Banorte transferred to the trust assets of the Trust decrease, in accordance with the following chart:

Decrease of Collection Proceeds       Number of Months Reserved
(on a quarterly basis) (reference)    for Debt Service Purposes
Five percent (5%)                   Two (2) months
Ten percent (10%)                   Three (3) months
Fifteen percent (15%)               Six (6) months
Twenty percent (20%)                Trustee withholds any excess

Reference: Relating to the same quarter of the immediately preceding year.

Following is the method to be utilized to calculate the corresponding Reserve
Amount:

One: The quarters to be taken into account are January-March, April-June, July-September, and October-December.

Two: Borrower shall evidence, by means of the account statements of the Trust for the months forming part of the quarter, no lather than the fifteenth (15th) day of the first month following the closing of such quarter, that the result of adding these three months is not lower than the percentage obtained from adding the three months forming part of the same quarter in the immediately preceding year, in accordance with the aforementioned chart.

Three: If lower, in accordance with the chart set forth in the preceding paragraph, the Reserve Amount to be allocated as of the first day of the second month following each quarter being analyzed shall be calculated.

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Any determined Reserve Amount shall remain effective during the three months following the date on which such amount is created; this is, until the fourth
(4th) month upon conclusion of the analyzed quarter, in which case, it shall be replaced by the Reserve Amount determined during the next analyzed quarter.

20. ACTS OF GOD AND FORCE MAJEURE EVENTS.

Borrower agrees to perform its obligations derived from this Agreement even upon occurrence of an Act of God or force majeure event, in accordance with Article 2111 of the Federal Civil Code (Codigo Civil Federal).

21. CREDIT SUSPENSION AND CANCELLATION; EARLY TERMINATION.

Bank expressly reserves the right to suspend or cancel the credit or the disbursement period within which Borrower may disburse the same, or both at once or earlier terminate this Agreement at any time, by giving a written notice to Borrower.

22. WAIVER.

No failure or delay of Bank to exercise its rights derived from this Agreement shall be construed as a waiver thereof. No individual or partial exercise by Bank of its rights derived from this Agreement shall preclude any other power or right.

23. HEADINGS.

The headings of the clauses of this Agreement are only for reference purposes and do not define or limit the content thereof. Any construction of the representations and clauses of this Agreement shall be based upon the content thereof exclusively.

24. ASSIGNMENT.

Bank shall be at all times entitled to assign, in whole or in part, its rights derived from this Agreement.

25. TAXES AND EXPENSES.

Any payments to be made by Borrower under this Agreement shall be made free from any deduction of taxes and contributions of any type. If Borrower is obliged to withhold any amounts in accordance with applicable laws on account of taxes, duties or contributions in respect of any amounts to be paid to Bank, Borrower shall pay to Bank any additional amounts, as necessary, so that any amounts received by Bank under this Agreement (which shall include but not be limited to fees and interest) are equal, after making such withholdings, to the amounts that Bank would have received had such payments been made subject to no withholding.

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If Banks needs to pay any of such amounts, Borrower shall immediately reimburse the same to Bank, for which purpose, Borrower hereby expressly authorizes Bank to debit such amounts from the checking account referred to in Clause 12 above.

26. NOTICES.

Any notices and communications to be given by Bank and Borrower under this Agreement shall be given at the following addresses:

If to Bank:

Paseo de la Reforma No. 295
Piso 2
Colonia Cuauhtemoc
Mexico, D.F.

If to Borrower:

Guillermo Gonzalez Camarena No. 200
Colonia Centro Santa Fe
Mexico, D.F.

Any notices and communications, whether judicial or not, given at the aforementioned address of Borrower shall be deemed effectively and validly given, as long as Borrower notifies no change of address to Bank in writing.

27. JURISDICTION.

For everything relating to the construction, performance and enforcement of this Agreement, the parties submit to the jurisdiction of the courts sitting in Mexico City, Federal District, or Monterrey, Nuevo Leon, at the discretion of the plaintiff, hereby waiving any other jurisdiction they may be entitled to by reason of their domicile.

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